UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39034

BELLUS HEALTH INC.

(Translation of registrant’s name into English)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

Material Change Report dated April 26, 2023.

Arrangement Agreement dated April 17, 2023.

Form of D&O Support and Voting Agreement between BELLUS Health Inc. and its directors and executive officers.

Exhibits

99.1 – Material Change Report dated April 26, 2023.

99.2 – Arrangement Agreement dated April 17, 2023.

99.3 – Form of D&O Support and Voting Agreement between BELLUS Health Inc. and its directors and executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.
(Registrant)

Date: April 27, 2023	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer